CAE reports third quarter financial results for fiscal year 2013

Revenue of C$522.1 million compared to C$453.1 million in prior year
EPS of C$0.15 (C$0.18 before restructuring, integration and acquisition costs) vs. C$0.18 in prior year
Free cash flow of C$90.7 million

Montreal, Canada, February 13, 2013 – (NYSE: CAE; TSX: CAE) – CAE today reported financial results for the third quarter ended December 31, 2012. Net income attributable to equity holders was $37.8 million ($0.15 per share) this quarter, compared to $45.6 million ($0.18 per share) last year. All financial information is in Canadian dollars.

Excluding $8.8 million (after-tax) of restructuring, integration and acquisition costs this quarter, net income attributable to equity holders was $46.6 million ($0.18 per share).

Revenue for the quarter was $522.1 million, 15% higher than $453.1 million last year.

“Our results for the quarter were as we anticipated, given the integration and restructuring efforts underway in our Civil and Military segments,” said Marc Parent, CAE’s President and Chief Executive Officer. “In Civil Products, simulator wins in the quarter put us on track for annual sales in the mid-30s. The integration of recently acquired Oxford is progressing as planned, and we continue to expect significant synergies in Civil Training as this effort is concluded. In Military, order levels continued to reflect the delays currently inherent to the defence market, but we had a good win rate and we remain confident given our high level of bid activity.”

Summary of consolidated results
(amounts in millions, except for operating margins)		Q3-2013	Q2-2013	Q1-2013	Q4-2012	Q3-2012
Revenue		$522.1	514.4	480.1	506.7	453.1
Operating profit(1)		$62.4	66.9	44.8	88.7	77.5
As a % of revenue	%	12.0	13.0	9.3	17.5	17.1
Net income		$37.5	36.8	21.7	53.7	46.1
Net income attributable to equity holders of the Company		$37.8	36.5	21.3	53.2	45.6
Backlog(2)		$3,833.0	3,909.1	3,894.5	3,724.2	3,514.9

Civil segments

Revenue for our combined Civil segments increased 41% in the third quarter to $287.2 million compared to $203.7 million last year. Third quarter operating income was $47.1 million (16.4% of revenue) compared to $42.0 million (20.6% of revenue) last year. This quarter’s results include the acquisition of Oxford Aviation Academy (Oxford), which is still in the process of being integrated with CAE’s existing operations.

We received six full-flight simulator (FFS) orders in the third quarter, including orders from COMAC of China for the first two FFSs for its new C919 passenger aircraft, and two FFSs for the Federal Air Transportation Agency in Russia. During the quarter, we also obtained training services contracts expected to generate $149.3 million in future revenue.

We received $219.0 million in combined civil segment orders this quarter representing a book-to-sales ratio of 0.76x. The ratio for the trailing 12 months was 1.0x.

Military segments

Revenue for our combined Military segments decreased 7% in the third quarter to $206.2 million compared to $222.3 million last year. Operating income was $27.0 million (13.1% of revenue) for the quarter, compared to $36.9 million (16.6% of revenue) last year.

We booked orders during the quarter from customers including the U.S. Navy under its foreign military sale program for two MH-60R Seahawk helicopter simulators for the Royal Australian Navy. We also received orders from the U.K. Ministry of Defence for helicopter simulator upgrades and training services at the Medium Support Helicopter Aircrew Training Facility, which CAE operates under a long term services agreement.

We received $150.1 million in combined military segment orders this quarter, representing a book-to-sales ratio of 0.73x. The ratio for the trailing 12 months was 1.11x.

New Core Markets

Revenue in New Core Markets was $28.7 million for the quarter, up 6% from $27.1 million last year. Operating income was $1.7 million for the quarter, compared to negative $1.4 million last year.

In CAE Healthcare, we made inroads in global markets with sales of our products to support new simulation centres in China, including surgical simulators and associated curriculum packages. We also sold surgical simulators in Japan. In the U.S., we continued to sell our full suite of patient simulator products and centre management systems.

In CAE Mining, we sold our resource modelling and mine planning software solutions to major mining customers in Africa, Brazil, Mexico and Russia.

Additional financial highlights

Income taxes this quarter were $9.4 million representing an effective tax rate of 20%, compared to 25% last year. The tax rate was lower than the third quarter last year due to a change in the mix of income from various jurisdictions and the recognition of a tax asset generated from profits in one of our foreign operations.

Free cash flow(4) was positive $90.7 million this quarter. The increase from last quarter was mainly attributable to favourable changes in non-cash working capital and higher proceeds from the disposal of assets. The increase from the third quarter of fiscal 2012 was mainly attributable to favourable changes in non-cash working capital, and lower maintenance capital expenditures.

Capital expenditures totalled $32.9 million this quarter, including $24.0 million in growth capital expenditures and $8.9 million for maintenance.

Net debt(5) was $965.4 million as at December 31, 2012, compared with $994.8 million as at September 30, 2012.

In December 2012, pursuant to a private placement, CAE issued debt of $348.9 million ($125.0 million and US$225.0 million) to refinance existing debt. Of this amount, $50.0 million bears floating interest rates based on bankers’ acceptance rates plus a spread. The remaining $298.9 million ($75.0 million and US$225.0 million) bear an interest rate ranging from 3.6% to 4.2%. The notes hold maturity dates ranging from December 2019 to December 2027.

CAE will pay a dividend of $0.05 per share effective March 28, 2013 to shareholders of record at the close of business on March 15, 2013.

Additional information

You will find a more detailed discussion of our results by segment in the Management’s Discussion and Analysis

(MD&A) as well as in our consolidated interim financial statements which are posted on our website at www.cae.com/investors.

CAE’s unaudited consolidated interim financial statements and management’s discussion and analysis for the quarter ended December 31, 2012 have been filed with the Canadian securities commissions and are available on our website (www.cae.com) and on SEDAR (www.sedar.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov).

Conference call Q3 FY2013

CAE will host a conference call focusing on fiscal year 2013 third quarter financial results today at 1:00 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialling + 1 877 586 3392 or +1 416 981 9024. The conference call will also be audio webcast live for the public at www.cae.com.

CAE is a global leader in modeling, simulation and training for civil aviation and defence. The company employs approximately 8,000 people at more than 100 sites and training locations in approximately 30 countries. CAE offers civil aviation, military, and helicopter training services in more than 45 locations worldwide and trains approximately 100,000 crewmembers yearly. In addition, the CAE Oxford Aviation Academy offers training to aspiring pilot cadets in 11 CAE-operated flight schools. CAE’s business is diversified, ranging from the sale of simulation products to providing comprehensive services such as training and aviation services, integrated enterprise solutions, in-service support and crew sourcing. The company applies simulation expertise and operational experience to help customers enhance safety, improve efficiency, maintain readiness and solve challenging problems. CAE is leveraging its simulation capabilities in new markets such as healthcare and mining. www.cae.com

You will find more information about the risks and uncertainties associated with our business in the MD&A section of our annual report and annual information form for the year ended March 31, 2012. These documents have been filed with the Canadian securities commissions and are available on our website (www.cae.com), on SEDAR (www.sedar.com) and a free copy is available upon request to CAE. They have also been filed with the U.S. Securities and Exchange Commission under Form 40-F and are available on EDGAR (www.sec.gov). The forward-looking statements contained in this news release represent our expectations as of February 13, 2013 and, accordingly, are subject to change after this date. We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

Notes

(1) Operating profit is non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track operating profit because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

(2) Backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

(3) Revenue simulator equivalent unit (RSEU) is a financial measure we use to show the total average number of FFSs available to generate revenue during the period.

(4) Free cash flow is a non-GAAP measure that shows us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets not related to growth and dividends paid and adding proceeds from disposal of property, plant and equipment.

(5) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Contacts Investor relations:

Andrew Arnovitz, Vice President, Investor Relations and Strategy, (514) 734-5760, andrew.arnovitz@cae.com

Media:

Nathalie Bourque, Vice President, Public Affairs and Global Communications, (514) 734-5788, nathalie.bourque@cae.com

Consolidated Statement of Financial Position

(Unaudited)	December 31	March 31
(amounts in millions of Canadian dollars)	2012	2012
Assets
Cash and cash equivalents	$305.0	$287.3
Accounts receivable	380.8	308.4
Contracts in progress: assets	242.5	245.8
Inventories	180.7	153.1
Prepayments	56.7	47.7
Income taxes recoverable	124.2	95.5
Derivative financial assets	7.6	10.3
Total current assets	$1,297.5	$1,148.1
Property, plant and equipment	1,489.0	1,293.7
Intangible assets	783.7	533.2
Deferred tax assets	39.2	24.1
Derivative financial assets	4.6	7.2
Other assets	199.6	177.4
Total assets	$3,813.6	$3,183.7

Liabilities and equity
Accounts payable and accrued liabilities	$635.5	$597.6
Provisions	48.6	21.6
Income taxes payable	10.2	10.9
Contracts in progress: liabilities	106.0	104.6
Current portion of long-term debt	157.4	136.0
Derivative financial liabilities	11.7	12.7
Total current liabilities	$969.4	$883.4
Provisions	7.7	6.0
Long-term debt	1,113.0	685.6
Royalty obligations	157.5	161.6
Employee benefits obligations	129.4	114.2
Deferred gains and other non-current liabilities	183.5	186.0
Deferred tax liabilities	137.2	91.8
Derivative financial liabilities	12.7	12.9
Total liabilities	$2,710.4	$2,141.5
Equity
Share capital	$467.9	$454.5
Contributed surplus	21.4	19.2
Accumulated other comprehensive loss	(17.5)	(9.8)
Retained earnings	602.2	558.0
Equity attributable to equity holders of the Company	$1,074.0	$1,021.9
Non-controlling interests	29.2	20.3
Total equity	$1,103.2	$1,042.2
Total liabilities and equity	$3,813.6	$3,183.7

Consolidated Income Statement

(Unaudited)	Three months ended		Nine months ended
(amounts in millions of Canadian dollars,		December 31		December 31
except per share amounts)	2012	2011	2012	2011
Revenue	$522.1	$453.1	$1,516.6	$1,314.5
Cost of sales	370.9	300.2	1,062.3	884.5
Gross profit	$151.2	$152.9	$454.3	$430.0
Research and development expenses	14.0	16.5	42.5	47.6
Selling, general and administrative expenses	67.3	62.5	203.0	184.6
Other (gains) losses – net	(5.9)	(3.6)	(20.5)	(15.6)
Restructuring, integration and acquisition costs	13.4	-	55.2	-
Operating profit	$62.4	$77.5	$174.1	$213.4
Finance income	(2.7)	(1.6)	(5.8)	(5.1)
Finance expense	18.2	17.8	55.8	51.1
Finance expense – net	$15.5	$16.2	$50.0	$46.0
Earnings before income taxes	$46.9	$61.3	$124.1	$167.4
Income tax expense	9.4	15.2	28.1	39.1
Net income	$37.5	$46.1	$96.0	$128.3
Attributable to:
Equity holders of the Company	$37.8	$45.6	$95.6	$127.1
Non-controlling interests	(0.3)	0.5	0.4	1.2
	$37.5	$46.1	$96.0	$128.3
Earnings per share from continuing operations
attributable to equity holders of the Company
Basic and diluted	$0.15	$0.18	$0.37	$0.49

Consolidated Statement of Comprehensive Income

	Three months ended		Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions of Canadian dollars)	2012	2011	2012	2011
Net income	$37.5	$46.1	$96.0	$128.3
Foreign currency translation
Net currency translation difference on the translation of financial
statements of foreign operations	$36.2	$(39.9)	$(2.2)	$18.6
Net (losses) gains on certain long-term debt denominated in foreign
currency and designated as hedges of net investments in foreign operations	(7.4)	4.2	(0.2)	(7.3)
Income taxes	0.8	(0.5)	(0.5)	1.4
	$29.6	$(36.2)	$(2.9)	$12.7
Net changes in cash flow hedges
Effective portion of changes in fair value of cash flow hedges	$(6.7)	$13.1	$2.5	$(14.8)
Net change in fair value of cash flow hedges transferred to
net income or to related non-financial assets or liabilities	(1.4)	6.4	(9.1)	(0.2)
Income taxes	2.5	(5.6)	1.9	3.3
	$(5.6)	$13.9	$(4.7)	$(11.7)
Defined benefit plan actuarial gains (losses)
Defined benefit plan actuarial gains (losses)	$18.9	$2.5	$(20.7)	$(42.3)
Income taxes	(5.1)	(0.7)	5.5	11.7
	$13.8	$1.8	$(15.2)	$(30.6)
Other comprehensive income (loss)	$37.8	$(20.5)	$(22.8)	$(29.6)
Total comprehensive income	$75.3	$25.6	$73.2	$98.7
Attributable to:
Equity holders of the Company	$75.5	$25.2	$72.7	$97.4
Non-controlling interests	(0.2)	0.4	0.5	1.3
	$75.3	$25.6	$73.2	$98.7

Consolidated Statement of Changes in Equity

(Unaudited) *Nine months ended December 31, 2012* *(amounts in millions of Canadian dollars, except number of shares)*	Common shares Number of shares	Common shares Stated value	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Total	Non-controlling interests	**Total equity**
	Attributable to equity holders of the Company							
Balances, beginning of period	258,266,295	$ 454.5	$ 19.2	$ (9.8)	$ 558.0	$ 1,021.9	$ 20.3	**$ 1,042.2**
Net income	-	-	-	-	95.6	95.6	0.4	**96.0**
Other comprehensive income (loss):								
Foreign currency translation	-	-	-	(3.0)	-	(3.0)	0.1	**(2.9)**
Net changes in cash flow hedges	-	-	-	(4.7)	-	(4.7)	-	**(4.7)**
Defined benefit plan actuarial losses	-	-	-	-	(15.2)	(15.2)	-	**(15.2)**
Total comprehensive income	-	$ -	$ -	$ (7.7)	$ 80.4	$ 72.7	$ 0.5	**$ 73.2**
Stock options exercised	382,250	3.2	-	-	-	3.2	-	**3.2**
Optional cash purchase	1,161	-	-	-	-	-	-	-
Stock dividends	940,859	9.3	-	-	(9.3)	-	-	-
Transfer upon exercise of stock options	-	0.9	(0.9)	-	-	-	-	-
Share-based payments	-	-	3.1	-	-	3.1	-	**3.1**
Additions to non-controlling interests	-	-	-	-	-	-	8.4	**8.4**
Dividends	-	-	-	-	(26.9)	(26.9)	-	**(26.9)**
Balances, end of period	259,590,565	$ 467.9	$ 21.4	$ (17.5)	$ 602.2	$ 1,074.0	$ 29.2	**$ 1,103.2**

(Unaudited) *Nine months ended December 31, 2011* *(amounts in millions of Canadian dollars, except number of shares)*	Common shares Number of shares	Common shares Stated value	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Total	Non-controlling interests	Total equity
	Attributable to equity holders of the Company							
Balances, beginning of period	256,964,756	$ 440.7	$ 17.1	$ (9.8)	$ 466.4	$ 914.4	$ 18.5	$ 932.9
Net income	-	-	-	-	127.1	127.1	1.2	128.3
Other comprehensive income (loss):								
Foreign currency translation	-	-	-	12.6	-	12.6	0.1	12.7
Net changes in cash flow hedges	-	-	-	(11.7)	-	(11.7)	-	(11.7)
Defined benefit plan actuarial losses	-	-	-	-	(30.6)	(30.6)	-	(30.6)
Total comprehensive income	-	$ -	$ -	$ 0.9	$ 96.5	$ 97.4	$ 1.3	$ 98.7
Stock options exercised	283,975	2.0	-	-	-	2.0	-	2.0
Optional cash purchase	599	-	-	-	-	-	-	-
Stock dividends	572,636	5.9	-	-	(5.9)	-	-	-
Transfer upon exercise of stock options	-	0.8	(0.8)	-	-	-	-	-
Share-based payments	-	-	3.0	-	-	3.0	-	3.0
Dividends	-	-	-	-	(25.0)	(25.0)	-	(25.0)
Balances, end of period	257,821,966	$ 449.4	$ 19.3	$ (8.9)	$ 532.0	$ 991.8	$ 19.8	$ 1,011.6

The total of retained earnings and accumulated other comprehensive loss for the nine months ended December 31, 2012 was $584.7 million (2011 – $523.1 million).

Consolidated Statement of Cash Flows

(Unaudited)
nine months ended December 31
(amounts in millions of Canadian dollars)	2012	2011
Operating activities
Net income	$96.0	$128.3
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation of property, plant and equipment	79.5	68.0
Amortization of intangible and other assets	34.0	24.3
Financing cost amortization	1.3	1.3
Deferred income taxes	19.2	18.2
Investment tax credits	(16.6)	(10.6)
Share-based payments	(1.4)	1.2
Defined benefit pension plans	(5.7)	(9.0)
Amortization of other non-current liabilities	(10.3)	(8.5)
Other	(11.2)	(5.4)
Changes in non-cash working capital	(109.0)	(96.0)
Net cash provided by operating activities	$75.8	$111.8
Investing activities
Business combinations, net of cash and cash equivalents acquired	$(284.6)	$(126.1)
Joint ventures, net of cash and cash equivalents acquired	-	(27.6)
Capital expenditures for property, plant and equipment	(123.4)	(121.3)
Proceeds from disposal of property, plant and equipment	7.8	28.3
Capitalized development costs	(37.0)	(30.0)
Enterprise resource planning (ERP) and other software	(13.9)	(12.3)
Other	(0.8)	4.8
Net cash used in investing activities	$(451.9)	$(284.2)
Financing activities
Net borrowing under revolving unsecured credit facilities	$132.3	$14.2
Net effect of current financial assets program	(24.6)	10.4
Proceeds from long-term debt, net of transaction costs	703.1	182.1
Repayment of long-term debt	(374.1)	(26.7)
Repayment of finance lease	(17.3)	(19.9)
Dividends paid	(26.9)	(25.0)
Common stock issuance	3.2	2.0
Other	(1.6)	(0.9)
Net cash provided by financing activities	$394.1	$136.2
Net increase (decrease) in cash and cash equivalents	$18.0	$(36.2)
Cash and cash equivalents, beginning of period	287.3	276.4
Effect of foreign exchange rate changes on cash
and cash equivalents	(0.3)	1.5
Cash and cash equivalents, end of period	$305.0	$241.7
Supplemental information:
Dividends received	$2.4	$4.7
Interest paid	41.5	35.1
Interest received	4.6	4.3
Income taxes paid	20.9	23.4